Exhibit 99.1

Celyad Oncology Provides Outlook for 2022

•	KEYNOTE-B79 and IMMUNICY-1 clinical trials evaluating the Company’s allogeneic CAR T candidates, CYAD-101 and CYAD-211 respectively, expected to generate key data throughout 2022

•	Company’s proprietary non-gene edited shRNA technology clinically validated as a novel platform for the development of next-generation, allogeneic CAR Ts

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Preclinical shRNA-based allogeneic pipeline continues to progress with IL-18-armored CAR T candidate CYAD-203 as well as discovery programs focused on in-licensed T-cell engagers targeting TAG72 and GPC3

•	Recent $32.5 million private placement with Fortress Investment Group affiliate to fund further research and development of Company’s current allogeneic CAR T pipeline

•	As of December 31, 2021, the Company ended the year with an unaudited treasury position of €30 million ($34 million)

MONT-SAINT-GUIBERT, Belgium, January 10, 2022 – Celyad Oncology SA (Euronext & Nasdaq: CYAD), a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer, today announced a 2021 year-end review and provided an outlook for 2022.

Filippo Petti, Chief Executive Officer of Celyad Oncology, said, “Our clinical development team has continued to deliver a steady stream of data across multiple programs throughout 2021 that advanced our position as a leader in the field of allogeneic CAR T cell therapies. Singlehandedly, the validation of our proprietary shRNA platform this past year represented an incredible achievement for the Company as we continued to strategically transform the organization to a fully allogeneic CAR T platform Company. The power and versatility of our shRNA platform, including the ability to multiplex and modulate the levels of gene expression, continues to support its strength, value, and potential differentiation within the allogenic cell therapy landscape. We believe our non-gene edited technologies are well-positioned to drive a major impact on the CAR T industry as the approach that does not have the risks associated with gene-editing technologies, including the potential for translocation adverse events.”

“Our leading clinical CAR T assets, novel shRNA platform and foundational intellectual property within the allogeneic landscape has attracted widespread industry attention including most recently from Fortress Investment Group, which invested $32.5 million into the Company. We believe our cutting-edge research in the allogeneic CAR T field supported by clinical data presented at multiple medical conferences over the past year and combined with these broader resources place us on an accelerated path towards developing the therapeutic benefit of our extensive set of technologies. This is an exciting time at Celyad Oncology and we look forward to building upon our recent accomplishments throughout 2022 and beyond,” concluded Mr. Petti.

2021 Business Highlights

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Dosed first patient in KEYNOTE-B79 Phase 1b trial (NCT04991948), which will evaluate the TCR Inhibitory Molecule (TIM)-based allogeneic NKG2D CAR T cell investigational therapy CYAD-101 with MSD’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in patients with refractory metastatic colorectal cancer (mCRC) with microsatellite stable (MSS) / mismatch-repair proficient disease

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Data from the dose-escalation segment of the IMMUNICY-1 Phase 1 trial (NCT04613557) evaluating the allogeneic shRNA-based anti-BCMA CAR T candidate CYAD-211 in patients with relapsed or refractory multiple myeloma (r/r MM) showed evidence of clinical activity with a good tolerability profile including no evidence of Graft versus Host Disease (GvHD). In addition, all patients in trial had detectable CYAD-211 cells in the peripheral blood

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Research & Development Day in July showcased the Company’s current pipeline of allogeneic CAR T programs and shRNA-based preclinical concepts while also introducing CYAD-203 – an allogeneic shRNA-based interleukin-18 (IL-18)-armored NKG2D CAR T candidate

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Presented clinical results from the CYCLE-1 Phase 1 trial (NCT04167696) evaluating the next-generation, autologous NKG2D receptor CAR T candidate CYAD-02. Data from the study showed that a single shRNA can target two independent genes (MICA/MICB) to enhance the phenotype of the CAR T cells – a differentiated approach among currently available gene-expression control technologies

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Bolstered balance sheet with $32.5 million private placement with an affiliate of Fortress Investment Group. The Company believes its existing cash and cash equivalents combined with access to the equity purchase agreement established with Lincoln Park Capital Fund, LLC should be sufficient to fund operating expenses and capital expenditure requirements into the first half of 2023

Celyad Oncology SA | Rue Édouard Belin 2, 1435 Mont-Saint-Guibert, Belgium | +32 10 39 41 00

Program Update and Anticipated Milestones for 2022

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Following the dose-escalation segment of the IMMUNICY-1 Phase 1 trial for CYAD-211, the next segment of the study will evaluate enhanced lymphodepleting regimens with the aim to improve cell persistence and potentially maximize the clinical benefit of the anti-BCMA CAR T candidate. The IMMUNICY-1 protocol also allows for CYAD-211 redosing in certain patients. Enrollment in the cohorts evaluating enhanced lymphodepletion is ongoing and additional data from the CYAD-211 IMMUNICY-1 trial are expected in mid-2022

•	Enrollment continues in the KEYNOTE-B79 Phase 1b trial for CYAD-101. Preliminary data from the trial are expected in the second half of 2022

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In addition, the KEYNOTE-B79 study will be the subject of a presentation at the upcoming American Society of Clinical Oncology Gastrointestinal Cancers (ASCO GI) Symposium being held from January 20-22, 2022

•	Investigational New Drug (IND)-enabling studies continue for CYAD-203. Submission of the IND application for CYAD-203 is expected in the second half of 2022

About Celyad Oncology SA

Celyad Oncology SA is a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer. The Company is developing a pipeline of allogeneic (off-the-shelf) and autologous (personalized) CAR T cell therapy candidates for the treatment of both hematological malignancies and solid tumors. Celyad Oncology was founded in 2007 and is based in Mont-Saint-Guibert, Belgium and New York, NY. The Company has received funding from the Walloon Region (Belgium) to support the advancement of its CAR T cell therapy programs. For more information, please visit www.celyad.com.

Forward-looking statements

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding: the KEYNOTE-B79 trial, the timing and outcomes of additional data from Phase 1 IMMUNICY-1 trial of CYAD-211 and the Phase 1 CYCLE-1 trial of CYAD-02, the enrollment of cohorts, including the IMMUNICY-1 Phase 1 trial and KEYNOTE-B79 Phase 1b trial, the timeline and outcome of the submission of the IND application for CYAD-203, the safety and clinical activity of Celyad Oncology’s pipelines, Celyad Oncology’s financial condition and cash runway, and results of operation and business outlook. Forward-looking statements may involve known and unknown risks and uncertainties which might cause actual results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risk and uncertainty includes the expected date of the Phase 1 trial results, our continued clinical development of CYAD-211, CYAD-101 and CYAD-02, our expectations about possible amendments to our collaboration and license agreements with Horizon Discovery, our financial and operating results and the duration and severity of the COVID-19 pandemic and government measures implemented in response thereto. A further list and description of these risks, uncertainties and other risks can be found in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in the latest Annual Report on Form 20-F filed with the SEC and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Investor and Media Contacts:

Sara Zelkovic

Communications & Investor Relations Director

Celyad Oncology

investors@celyad.com

Daniel Ferry

Managing Director

LifeSci Advisors, LLC

daniel@lifesciadvisors.com

Source: Celyad Oncology SA